United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release Vale informs on Brucutu Rio de Janeiro, December 2nd, 2019 – A Vale S.A. (“Vale”) informs that, as of today, it has taken the decision to suspend temporarily the disposal of tailings at the Laranjeiras dam, originated at the Brucutu mine, while assessing the dam’s geotechnical characteristics. During the shutdown, the dam will have the Level 1 emergency protocol adopted, which does not require the evacuation of the downstream population, according to the National Mining Agency (“ANM”). The Laranjeiras dam had its Statement of Condition of Stability (“DCE”) issued on September 30th, 2019, which remains valid. During the period of stoppage of tailings disposal, estimated at 1 and 2 months, the Brucutu plant will operate with around 40% of its capacity through wet processing with tailings filtration and dry stacking, being the impact of the temporary halting estimated at 1.5 million of tons of iron ore per month, approximately. The temporary stoppage does not lead to changes in Vale’s iron ore and pellet sales guidance, which remains, in 2019 and in 4Q19, between 307-312 million tons and between 83-88 million tons, respectively. Nonetheless, for the 1Q19, production and sales are expected to range between 68-73 million tons, due to weather-related seasonality, the gradual and safe return of operations and in line with the margin over volume strategy. Additionally, Vale informs that will file again, in due course, the item 11 of its Reference Form, in the period required by the Instruction CVM number 480 of December 7, 2009, as amended. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: December 2, 2019		Director of Investor Relations